Exhibit 7.04

EXECUTION COPY

INTERIM INVESTORS AGREEMENT

This Interim Investors Agreement (this “Agreement”) is made as of September 19, 2008 by and between Providence Equity Partners VI International L.P. (the “Providence Investor”) and Newbridge International Investment Ltd (the “Newbridge Investor,” each, an “Investor” and, together, the “Investors”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Acquisition Agreement, dated as of the date hereof (the “Acquisition Agreement”), by and between EGS Acquisition Co LLC, a Delaware limited liability company (together with any other entity designated as the purchaser in the Offer pursuant to, and in accordance with, Section 6.12 of the Acquisition Agreement, “Purchaser”), and eTelecare Global Solutions, Inc., a Philippine corporation (the “Company”).

RECITALS

WHEREAS, the Investors are the only members, and each of the Investors is a holder of 50% of the membership interests, of Purchaser;

WHEREAS, Purchaser and the Company have entered into the Acquisition Agreement, pursuant to which Purchaser has agreed, subject to the terms and conditions set forth therein, to commence the Offer for all of the issued and outstanding common shares of the Company listed on the Philippine Stock Exchange, Inc. and all of the Company’s issued and outstanding American Depositary Shares listed on the Nasdaq Global Market (collectively, the “Shares”);

WHEREAS, in connection with the execution of the Acquisition Agreement, Purchaser has entered into a Support Agreement with each of the Principal Shareholders (as defined in the Acquisition Agreement), each dated as of the date hereof (each, a “Support Agreement”), pursuant to which, among other things, the Principal Shareholders have agreed, subject to the terms and conditions set forth therein, to tender all Shares they beneficially own in the Offer;

WHEREAS, each of the Investors has executed (i) an equity commitment letter, dated as of the date hereof (each, an “Equity Commitment Letter”), pursuant to which such Investor has agreed, subject to the terms and conditions set forth therein, to make an equity investment in Purchaser on the Acceptance Date (as defined in the Acquisition Agreement) in an amount equal to such Investor’s Commitment Amount (as defined in the Equity Commitment Letter), and (ii) a limited guarantee, dated as of the date hereof (each, a “Limited Guarantee”), pursuant to which such Investor has agreed, subject to the terms and conditions set forth therein, to guarantee 50% of Purchaser’s payment obligations with respect to the payment of the Termination Fee (as defined in the Acquisition Agreement) if and when due and the payment of damages resulting from any breach of the Acquisition Agreement by Purchaser, in each case, pursuant to, and in accordance with, the terms of the Acquisition Agreement; and

WHEREAS, the Investors wish to agree to certain terms and conditions that will govern the actions of Purchaser and the relationship between the Investors with respect to the Acquisition Agreement, the Support Agreements, the Equity Commitment Letters, the Limited Guarantees and the transactions contemplated by each of the foregoing.

AGREEMENT

THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.           Effectiveness.  This Agreement shall become effective on the date hereof and shall terminate (except with respect to this Section 1 and Sections 6, 7, 8, 10, 11, 12, 13, 14, 15, 16, 17 and 18, which Sections shall continue in full force and effect) upon the earlier of (a) the consummation of the purchase of Shares by Purchaser pursuant to the Offer (the “Closing”) and (b) the termination of the Acquisition Agreement in accordance with its terms; provided that any liability for failure to comply with the terms of this Agreement shall survive the termination of this Agreement.

2.           Board Representation.  The Investors agree that from the date hereof until the termination of this Agreement in accordance with Section 1, Purchaser shall be managed by a Board of Managers (the “Board”), which Board shall at all times have two managers.  Each of the Investors shall have the right to designate one manager to the Board and may change its designee at any time by providing written notice to the other Investor, and the Investors agree to take all actions as may be necessary to effect such replacement.

3.           Actions of Purchaser.  All actions and decisions of Purchaser, including, without limitation, all actions and decisions relating to the Offer, the Acquisition Agreement, the Support Agreements and the transactions contemplated by each of the foregoing (including, without limitation, any actions and decisions relating to (i) any amendment of the Acquisition Agreement, (ii) any waiver of, or any determination of the satisfaction or failure of, any Tender Offer Conditions specified in the Acquisition Agreement, (iii) any amendment or waiver of the Support Agreements, (iv) any modification of the terms of the Offer, including, without limitation, the Offer Price, (v) any determination regarding the amount of funds required to pay any consideration, fees and/or expenses contemplated by the Acquisition Agreement, (vi) any amendment to the Commitments, (vii) the drafting of, and inclusion of information in, any Financing Documents, (viii) the preparation, filing and/or amendment of any of the Offer Documents, and (ix) any filing with the SEC, the PSEC or any other Governmental Entity in connection with the transactions contemplated by the Acquisition Agreement), shall require the approval of each of the Investors.  For the avoidance of doubt, the foregoing provision shall not require either Investor to obtain the approval of the other Investor in connection with any announcement or other disclosure that it is required to make in accordance with any applicable law, rule or regulation; provided, that any such announcement or other disclosure shall be made in accordance with the provisions of Section 7.

4.           Equity Commitment Letters; Limited Guarantees.  Each of the Investors hereby (a) acknowledges that it approves of the forms of, and has executed, as of the date hereof, (i) its Equity Commitment Letter in favor of Purchaser with respect to its commitment to provide equity financing in connection with the transactions contemplated by the Acquisition Agreement and (ii) its Limited Guarantee in favor of the Company with respect to its limited guarantee in connection with Purchaser’s obligation to pay the Termination Fee and damages resulting from any breach of the Acquisition Agreement by Purchaser, in each case, pursuant to, and in accordance with, the terms of the Acquisition Agreement, and (b) agrees that, (i) it is bound by the obligations set forth in its Equity Commitment Letter and Limited Guarantee, (ii) it shall not be permitted to amend, modify or terminate any provision of its Equity Commitment Letter or Limited Guarantee without the prior written consent of the other Investor, and (iii) it shall perform its obligations under its Equity Commitment Letter and Limited Guarantee, subject to the terms and conditions set forth therein.

5.           Management Arrangements.  The Investors may cause Purchaser, or any affiliates thereof, to negotiate and enter into definitive agreements with members of management of the Company with respect to the terms of such members of management’s employment, compensation, rollover equity investment and equity incentives, which terms shall be acceptable to each of the Investors.

6.           Fees and Expense Sharing Provisions.  The Investors agree that , except as provided in the next sentence, they shall each bear 50% of (a) all third-party fees and expenses (including, without limitation, any fees and expenses of legal counsel, accountants, financial advisors and other consultants and advisors) incurred by either of the Investors in connection with the negotiation and execution of, and the transactions contemplated by, the Acquisition Agreement, the Support Agreements, the Equity Commitment Letters and the Limited Guarantees and the taking of other actions contemplated hereunder, and (b) all third-party fees and expenses (including, without limitation, any fees and expenses of legal counsel, accountants, financial advisors and other consultants and advisors) incurred by Purchaser (including, without limitation, any HSR Act, SEC, PSEC and other regulatory filing fees and related expenses and any fees and expenses in connection with any financing for the Offer) (collectively, the “Transaction Expenses”).  In the event that the Acquisition Agreement is terminated and no Termination Fee is received by Purchaser pursuant to the Acquisition Agreement, the Providence Investor shall be solely responsible for all of its third party fees and expenses relating to due diligence (including legal, accounting, financial, but excluding tax (which shall be shared 50/50)) incurred prior to the date of this Agreement.  The Investors may agree to a budget with respect to the Transaction Expenses in connection with the transactions contemplated by the Acquisition Agreement.  Upon the occurrence of the Closing, the Investors shall cause Purchaser to reimburse all Transaction Expenses to the Investors and/or pay any Transaction Expenses that remain unpaid.  The Investors also agree that each Investor shall be entitled to receive as a distribution from Purchaser 50% of the net proceeds of any Termination Fee received by Purchaser pursuant to, and in accordance with, the Acquisition Agreement.

7.           Public Announcements; Confidentiality.  Except as may be required by law or the rules of any stock exchange or regulatory authority, none of the parties to this Agreement may issue any press release or otherwise make any public announcement or comment on this Agreement and the matters covered herein (including, without limitation, the Acquisition Agreement, the Support Agreements, the Equity Commitment Letters, the Limited Guarantees, the Offer and the transactions contemplated by any of the foregoing) without the prior consent of the other party hereto.  Further, the parties to this Agreement agree that this Agreement the Acquisition Agreement, the Support Agreements, the Equity Commitment Letters and the Limited Guarantees (collectively, the “Confidential Information”) will remain strictly confidential and that none of the existence of the Confidential Information, its contents or the transactions contemplated therein will be, directly or indirectly, discussed with or disclosed to any third party (other than to the officers, directors, stockholders, advisors, attorneys, accountants or other representatives of a party to this Agreement for purposes of matters relating to the transactions contemplated therein and provided that such parties agree to comply with the provisions of this paragraph), except as may be required by applicable law, rule or regulation.  To the extent a party to this Agreement may be required by law, rule or regulation to make any public announcement or other disclosure regarding the Confidential Information, its contents or the transactions contemplated therein, such party shall give the other party hereto prior written notice thereof and the opportunity to review and comment on such disclosure.

8.           Exclusivity.  The parties to this Agreement shall work exclusively together to accomplish the purposes contemplated by this Agreement and neither party hereto shall participate in, or cause or allow any of its affiliates to participate in, the preparation or submission of any proposal competing with or inconsistent with the transactions contemplated by the Acquisition Agreement.

9.           Regulatory Approvals.  Each of the Investors agrees not to, and shall not permit any of its respective controlled affiliates to, take any action that would reasonably be expected to materially delay, materially impede or prevent receipt of any regulatory approvals required in connection with the transactions contemplated by the Acquisition Agreement.

10.           Amendment.  This Agreement may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing signed by each of the Investors.

11.           Indemnities.  Each Investor (an “Indemnifying Investor”) hereby agrees to defend, indemnify and hold harmless the other Investor (an “Indemnified Investor”) from and against any damages sustained or suffered by such Indemnified Investor resulting from any failure by such Indemnifying Investor to perform its obligations, or any failure of its representations and warranties to be true and accurate, under this Agreement, its Equity Commitment Letter or its Limited Guarantee.  Without limiting the foregoing, in the event that (a) Purchaser (i) is required to pay damages to the Company or any other party due to a breach of the Acquisition Agreement or any Support Agreement by Purchaser or (ii) has an obligation to pay the Termination Fee or (b) the Investors have obligations under the

Limited Guarantee, and such obligations are owed or damages are payable due to (i) a breach by an Investor (such Investor, a “Breaching Investor”) of such Breaching Investor’s obligations under its Equity Commitment Letter or Limited Guarantee, or (ii) a breach of a representation or warranty in the Acquisition Agreement or any Support Agreements that is in respect of information or matters provided by, or with respect to, such Breaching Investor, then, as between the Investors, such Breaching Investor will be solely responsible for any such liability attributable to such a breach (including, without limitation and to the extent applicable, payment in full of the Termination Fee) and shall indemnify the other Investor for any liability suffered by such other Investor.  Except as set forth in the foregoing sentences of this Section 11, each Investor undertakes to provide the other Investor with cross-indemnities and contributions such that, in the event that either Investor has any liabilities or obligations under such Investor’s Equity Commitment Letter or Limited Guarantee, each Investor shall bear 50% of such liabilities and obligations.

12.           No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, each of the parties to this Agreement covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, agents, affiliates, general or limited partners, members, managers or stockholders of either Investor or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of either Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of either Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

13.           No Third Party Beneficiaries.  This Agreement shall be binding on the parties hereto solely for the benefit of the parties hereto, and nothing set forth in this Agreement, express or implied, shall be construed to confer, directly or indirectly, upon or give to any person other than the parties hereto any benefits, rights or remedies under or by reason of, or any rights to enforce or cause such addressees to enforce, any provisions of this Agreement.

14.            Governing Law; Consent to Jurisdiction.  All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.  Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if said court lacks jurisdiction by virtue of federal law, any court of the United States located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.

15.           Representations and Warranties.  Each Investor hereby represents and warrants to the other Investor that (a) it has the requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Investor and no additional proceedings are necessary to approve this Agreement, and (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.  Each Investor further represents and warrants to the other Investor that its execution, delivery and performance of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract or agreement to which such Investor is a party or by which such Investor is bound; (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Investor or any of the properties or assets of such Investor; or (iii) result in the creation of, or impose any obligation on such person to create, any lien, charge or other encumbrance of any nature whatsoever upon such Investor’s properties or assets.

16.           Assignments.  Other than as provided herein, the rights and obligations of each Investor hereunder shall not be assigned without the prior consent of the other Investor; provided, however, that, to the extent permitted by the Equity Commitment Letter of an Investor, such Investor may assign its rights and obligations under this Agreement to assignees which are permitted under such Equity Commitment Letter, but no such assignment shall relieve any such assigning Investor from any of its obligations hereunder.

17.           Counterparts.  This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

18.           General.  Nothing in this Agreement shall be deemed to constitute a partnership between any of the parties, nor constitute any part the agent of any other party for any purpose.

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.

By: Providence Equity GP VI International L.P., its sole general partner

By: PEP VI International Ltd., its sole general partner

By:	/s/ Jonathan M. Nelson
Name:	Jonathan M. Nelson
Title:	Chief Executive Officer

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

By:	/s/ Solomon M. Hermosura
Name:	Solomon M. Hermosura
Title:	Authorized Signatory

Signature Page to Interim Investors Agreement